As filed with the Securities and Exchange Commission on May 18, 2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CĪON INVESTMENT CORPORATION
(Name of Subject Company (Issuer))
CĪON INVESTMENT CORPORATION
(Names of Filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
17259U 105
(CUSIP Number of Class of Securities)

Michael A. Reisner
Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Richard Horowitz, Esq.
Matthew Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500
Fax: (212) 698-3599

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$38,307,454.02	$4,769.28*

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase, dated May 18, 2018 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is CĪON Investment Corporation (the "Company"), a Maryland corporation that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"); the address of its principal executive office is 3 Park Avenue, 36th Floor, New York, NY 10016; and the telephone number of its principal executive office is (212) 418-4700.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to the lesser of (i) 4,209,610.33 shares of its issued and outstanding common stock, par value $0.001 per share (the "Shares") (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2017) and (ii) the number of Shares the Company can repurchase with the proceeds it has received from the issuance of common stock under the Company's distribution reinvestment plan, as amended and restated.  As of May 17, 2018, there were approximately 114,822,990 Shares issued and outstanding.  The offer is for cash at a price equal to the estimated net asset value per Share determined as of July 5, 2018 (the "Puchase Price"). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). As an example of the calculation of the Purchase Price, the estimated net asset value per Share on May 16, 2018 was $9.10. The Purchase Price for Shares in this Offer may be higher or lower than this amount.

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. To the best of its knowledge, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b) other than in connection with transactions in the ordinary course of the Company’s operations, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(c) any material change in the Company’s present dividend rate or policy, or indebtedness, or capitalization of the Company;

(d) any change in the present board of directors (the "Board") or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; however, the Board and management continually evaluate the size and composition of the Board and search for qualified candidates for membership on the Board;

(e) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the 1940 Act;

(f) any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(g) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(h) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i) other than in connection with transactions in the ordinary course of the Company’s operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(j) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(b) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(A) and Exhibit 99(a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated May 18, 2018.

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Letter to Shareholders, dated May 18, 2018.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2018

CĪON Investment Corporation

By:	/s/ Michael A. Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer